Exhibit 99.1

TUANCHE LIMITED announces up to US$20 Million Share Repurchase Program

Beijing, June 17, 2019, (GLOBE NEWSWIRE) -- ("TuanChe" or the “Company”) (NASDAQ: TC), a leading omni-channel automotive marketplace in China, today announced that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$20 million worth of its shares within the next twelve months, subject to market conditions.

Under the share repurchase program, the Company may periodically repurchase its ADSs through open market transactions, privately negotiated transactions, block trades or any combination thereof in compliance with applicable securities laws and the Company’s insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume, and general market conditions, along with TuanChe’s working capital requirements and general business conditions. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustments to its terms and/or size. The Company plans to fund the repurchases from its existing cash balance.

About TuanChe

Founded in 2010, TuanChe Limited (Nasdaq: TC) is a leading omni-channel automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe has achieved rapid growth in its business by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. TuanChe also provides virtual dealership services by connecting automakers and franchised dealerships with secondary dealers, which ultimately helps automakers penetrate and expand into lower-tier cities. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe’s online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the "Business Outlook" section and quotations from management in this announcement, contain forward-looking statements. TuanChe may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TuanChe's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: TuanChe's goal and strategies; TuanChe's expansion plans; TuanChe's future business development, financial condition and results of operations; TuanChe's expectations regarding demand for, and market acceptance of, its solutions and services; TuanChe's expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in TuanChe's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and TuanChe does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

TuanChe Limited

Cynthia Tan

Tel: +86-10-6398-6232

Email: ir@tuanche.com

ICR, Inc.

Jack Wang

Tel: +1-646-405-6148

Email: tuanche@icrinc.com

Confidential. Not for Outside Distribution.